UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 11, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 March 2008
Number 10/08

 SOUTH AFRICAN POWER REDUCTION IMPACT ON BHP BILLITON ALUMINIUM

On 24 January, the South African national power company, Eskom, determined that it had insufficient power to meet demand. An emergency 10 per cent reduction in power consumption by many large industrial users, including BHP Billiton, was mandated. BHP Billiton's contracts with Eskom specify that the power supply to our aluminium smelters can only be interrupted approximately one per cent of the time per calendar year. Despite this, and respecting the emergency situation faced by the country, BHP Billiton has reduced its demand by the requested 10 per cent.

Power reductions were initially achieved by reducing power by approximately 10 per cent at all three of our Southern Africa smelters. This operating methodology is unsustainable. As we understand that the power reductions are likely to last for a number of years, we have assessed our options to more effectively deal with a longer-term reduction in power.

As a result of this assessment we plan to take the bulk of the power reduction at Bayside (100 per cent owned by BHP Billiton) while Hillside and Mozal will continue at reduced operating levels to comply with the 10 per cent mandatory overall power demand reduction.

We have therefore commenced consultations with our employees about a possible closure of operations of the B and C potlines at Bayside. Total annual production loss will be just over 120,000 tonnes across all three smelters (100% basis), including approximately 92,000 tonnes from Bayside.

Also in South Africa, our 60 per cent owned manganese business, Samancor, is operating at 90 per cent of normal peak power demand although the impact on production is small and felt principally in the Metalloys alloy plant. Our coal operations have been minimally affected and have offered to help Eskom rebuild its coal stocks.

Notes:

BHP Billiton operates three aluminium smelters in southern Africa. Production statistics for these smelters are:

                                                                                  BHP Billiton                 Annual
Smelter                 Location                                    Ownership                    Production FY07

Bayside                Richards Bay, South Africa     100 per cent                 194,000 tonnes
Hillside                 Richards Bay, South Africa      100 per cent                 704,000 tonnes
Mozal                    Maputo, Mozambique                 47.1 per cent             265,000 tonnes (BHP Billiton share)

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 11 March 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary